The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED

07022543

April 10, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning acquisition of "life Housing Loan, Ltd. "</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 4/11

04/10/07 9:37AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

April 10, 2007

The Sumitomo Trust & Banking Co., Ltd.

Acquisition of "Life Housing Loan, Ltd."

The Sumitomo Trust & Banking Co., Ltd. ("STB") reached an agreement today with Shinsei Property Finance Co., Ltd. ("SPF") and Shinsei Bank, Limited ("Shinsei Bank") to acquire all outstanding stocks of SPF's subsidiary, Life Housing Loan, Ltd. ("LHL"), from SPF.

1. Background and purpose of the acquisition

STB has effectively extended strategic capital and business alliances to expand its customer franchise and business networks, promoting its existing group businesses as well. STB intends to maximize the benefit from the competitive advantage of its unique business model, which values customers' interest first and rests on the trinity of its core business groups: banking, trust, and real estate.

LHL is a specialized housing-loan company, which strength lies in its extensive networks of real estate related businesses and in its "consulting-style" credit review process through individualized, comprehensive examination of prospective customers. "Meeting a wide range of housing-related loan needs," as in its corporate philosophy, LHL has quickly and flexibly responded to socioeconomic changes such as diversifying job-styles, advancing female workers, and aging population. LHL has successfully achieved significant growth in business, being retained by such a wide range of customers as self-employed individuals, freelance professionals and purchasers of used residential houses.

As a result of STB's acquisition, LHL shall be able to appeal to more prospective customers by utilizing the nationwide networks of real estate information, customer franchise, and alliance networks, which are developed and nourished by STB group.

STB intends to further strengthen its customer franchise and business networks, as well as its capacity to develop new products, for personal loan business by welcoming LHL into its group. As the leading member of a team of cohesive entities, which include Sumishin Realty, a brokerage house of residential property, and First Credit, a real estate secured finance company, STB plans to grow its consolidated business profit, on a sustainable basis, by fortifying its unparalleled business model which maximizes the competitive edge of the trinity of three core business groups: banking, trust, and real estate.

2. Outline of Life Housing Loan, Ltd. (As of end of March 2007)

(1) Company name	Life Housing Loan, Ltd.
(2) Representative	Masami Hirakawa, Representative Director and President
(3) Location of head office	2-2-1, Yaesu, Chuo-ku, Tokyo, Japan
(4) Date of establishment	May 1996
(5) Main area of business	Housing loan
(6) End of fiscal year	March
(7) Number of executives and employees	66
(8) Main offices	Head office: Tokyo Other offices: Shinjuku Branch, Osaka Branch, Nagoya Office

(9) Capital — 1 billion Japanese yen
(10) Number of stocks issued — Common stock: 10,000 stocks
(11) Shareholder — Shinsei Property Finance Co., Ltd. 100%
(12) Recent financial summary

(Billions of yen)

Fiscal year	2005/3 (Actual)	2006/3 (Actual)	2006/9 (Actual) Half year
Loan balance (*)	92.6	107.0	114.0
Net operating profit	1.2	2.0	1.2
Net income	0.7	1.2	0.7
Total asset	65.2	83.5	92.4
Net asset	2.7	3.9	4.5

(*) Loan balance including securitized loan assets

3. Transferor of stock

(1) Company name — Shinsei Property Finance Co., Ltd.
(2) Representative — Katsumi Nagashima, Representative Director and President
(3) Location of head office — 1-18-16, Shimbashi, Minato-ku, Tokyo, Japan
(4) Main area of business — Real estate secured finance
(5) Relationship with STB — No particular relationship
(6) Percentage of total shares — 100%

4. Summary of acquisition

(1) Stocks
Before transfer: 0 shares (Percentage: 0%)
Stocks to be transferred: 10,000 shares
After transfer: 10,000 shares (Percentage: 100%)

(2) Acquisition price — 25 billion Japanese yen
Amount agreed based on due diligence and third party appraisal

(3) Schedule of acquisition
April 10, 2007 — Agreement of contract for acquisition
Latter half of May, 2007 — Acquisition of stocks (Tentative)

5.Effect to future prospect of financial result

(1) Effect to financial results

There are no effects on the earnings forecast for FY2006. STB plans to announce its earnings forecast for FY2007 taking this acquisition into consideration at the time of announcing the financial results for FY2006.

(2) Effect to consolidated BIS capital adequacy ratio

While goodwill (Estimated amount: 20 billion Japanese yen) will be deducted from Tier I and LHL's risk asset will be consolidated, little effect to STB's consolidated BIS capital adequacy ratio is expected.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

END